UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of October 2007

(Commission File No. 001-32305)

CORPBANCA

(Translation of registrant’s name into English)

Rosario Norte 660

Las Condes

Santiago, Chile

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes  ☐    No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

CORPBANCA
(Registrant)

By:	/s/ Enrique Perez A.
Name:	Enrique Perez A.
Title:	Chief Financial Officer

Date: October 3, 2007

NEW CORPORATE IMAGE FOR CORPBANCA

Santiago, Chile, October 3, 2007- CORPBANCA, (NYSE: BCA), a Chilean financial institution offering a wide variety of corporate and retail financial products and services across all segments of the Chilean financial market, recently announced the company’s new corporate image designed by the distinguished designer Massimo Vignelli.

The new design is part of CorpGroup’s (CorpBanca’s holding company) desire to strengthen the group’s brand name awareness. CorpGroup’s subsidiaries include CorpBanca, CorpVida (previously known as VidaCorp) and CorpArtes Foundation.

A new marketing campaign was also launched in conjunction with the new corporate image. An important aspect of this campaign is the use of the prominent international Chilean model, Carolina Parsons. Ms. Parsons represents the principal attributes of CorpBanca’s clients and its potential.

“CorpBanca clients are the same as Carolina, they are people that know how to select their products, they have clear life goals, and have a huge potential for growth” said Mario Chamorro, Chief Executive Officer of CorpBanca.

Mario Chamorro also indicated that the Bank will firmly continue to follow its goal of being the best Bank in the market with competitive and innovative products that fulfill the principal financing needs of Chileans. Furthermore, Mr. Chamorro pointed out that due to this strategy, the Bank has grown quicker than the industry average in a range of products including consumer loans, credit cards and mortgages.

FORWARD-LOOKING STATEMENTS:

This press release may contain forward looking statements that involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of CORPBANCA to be materially different from the results, performance or achievements expressed or implied by these forward looking statements.

CORPBANCA Contact:	Capital Link Contact:
Pablo Mejia Ricci	Nicolas Bornozis
Head of Investor Relations	President
Santiago, Chile	New York, USA
Tel: (56 - 2) 660-2342 investorrelations@corpbanca.cl	Tel: (212) 661-7566 nbornozis@capitallink.com